 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Amendment No. 3 to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

UNIVERSAL TRUCKLOAD SERVICES, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Stock, no par value

(Title of Class of Securities)

91388P105

(CUSIP Number of Class of Securities)

Jeffrey A. Rogers

Chief Executive Officer

UNIVERSAL TRUCKLOAD SERVICES, INC.

12755 E. Nine Mile Road

Warren, Michigan 48089

(586) 920-0100

(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Persons)

Copies to:

C. Douglas Buford, Jr., Esq.	Edwin J. Lukas, Esq.
Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C.	Bodman PLC
425 West Capitol, Ste. 1800	1901 St. Antoine, 6th Floor at Ford Field
Little Rock, Arkansas 72201	Detroit, Michigan 48226
Telephone: (501) 688-8866	Telephone: (313) 259-7777
Facsimile: (501) 918-7866	Facsimile: (313) 393-7579

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$34,391,508	$3,997

*	This amount is based on the purchase of 1,599,605 shares of common stock at the tender offer price of $21.50 per share.

**	The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $116.20 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,731	Filing Party: Universal Truckload Services, Inc.

Form or Registration No.: Schedule TO-I	Date Filed: June 9, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐         third party tender offer subject to Rule 14d-1.

☒         issuer tender offer subject to Rule 13e-4.

☐         going private transaction subject to Rule 13e-3.

☐         amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐         Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐         Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

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AMENDMENT NO. 3 TO SCHEDULE TO

Universal Truckload Services, Inc., a Michigan corporation (“Universal” or the “Company”), hereby amends and supplements its Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on June 9, 2015 (together with all amendments and supplements thereto, the “Schedule TO”). The Schedule TO, as amended by this Amendment No. 3 and Amendment Nos. 1 and 2 filed on June 29, 2015 and July 9, 2015, respectively, relates to the Company’s offer to purchase for cash up to 1,000,000 shares of its common stock, no par value, at a price not greater than $23.50 nor less than $21.50 per share, net to the seller in cash, less any applicable withholding taxes and without interest, plus up to an additional 2% of the Company’s outstanding shares (or approximately 599,605 additional shares), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 9, 2015. The Company’s offer is being made upon the terms and subject to the certain conditions set forth in the Offer to Purchase dated June 9, 2015 (the “Offer to Purchase”), previously filed as Exhibit (a)(1)(A) to the Schedule TO, and the Letter of Transmittal (the “Letter of Transmittal”) previously filed as Exhibit (a)(1)(B) to the Schedule TO (which, as amended and supplemented from time to time together constitute the “Offer”).

Except as otherwise set forth below, the information included in the Schedule TO, as amended by this Amendment No. 3 and Amendment Nos. 1 and 2 filed on June 29, 2015 and July 9, 2015, respectively, remains unchanged and is incorporated by reference herein to the items in this Amendment No. 3.

Defined terms used but not defined herein shall have the respective meanings ascribed to them in the Offer to Purchase.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information to the end thereof:

“On July 14, 2015, the Company issued a press release announcing the final results of the Offer, which expired at the end of the day, 12:00 Midnight, Eastern Time, on July 8, 2015. A copy of such press release is filed as Exhibit (a)(l)(I) to this Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(1)(I)**      Press Release announcing the final results of the Offer, dated July 14, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 14, 2015	UNIVERSAL TRUCKLOAD SERVICES, INC.

By:	/s/ Jeffrey A. Rogers
Name:	Jeffrey A. Rogers
Title:	Chief Executive Officer

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EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated June 9, 2015.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated June 9, 2015.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated June 9, 2015.

(a)(1)(F)*	Press Release dated June 9, 2015.

(a)(1)(G)*	Press Release announcing second quarter 2015 earnings release and conference call dates and providing outlook, dated June 29, 2015.

(a)(1)(H)*	Press Release announcing the preliminary results of the Offer, dated July 9, 2015.

(a)(1)(I)**	Press Release announcing the final results of the Offer, dated July 14, 2015.

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	Not Applicable.

(b)(1)	Revolving Credit and Term Loan Agreement, dated as of August 28, 2012, among Universal Truckload Services, Inc., the lenders parties thereto and Comerica Bank, as administrative agent, arranger and documentation agent (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed August 31, 2012).

(b)(2)	Security Agreement, dated as of August 28, 2012, among Universal Truckload Services, Inc., certain of its subsidiaries and Comerica Bank, as administrative agent (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed August 31, 2012).

(b)(3)	First Amendment to Revolving Credit and Term Loan Agreement, date June 3, 2013 (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on June 5, 2013).

(b)(4)	Second Amendment to Revolving Credit and Term Loan Agreement, dated December 19, 2013 (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on December 20, 2013).

(b)(5)	Third Amendment to Revolving Credit and Term Loan Agreement, dated June 9, 2015 (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on June 9, 2015).

(b)(6)	Amendment to Security Agreement, dated June 9, 2015 (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on June 9, 2015).

(d)(1)	2014 Amended and Restated Stock Incentive Plan (Incorporated by reference to Appendix A of the Registrant’s Definitive Proxy Statement on Schedule 14A, dated April 29, 2014).

(d)(2)	Employment Agreement, dated June 2, 2014, by and between Universal Management Services, Inc. and Jeff Rogers (Incorporated by reference to Exhibit 10.3 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2014, filed on March 16, 2015).

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed.
**	Filed herewith.

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